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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December 2003


                            AETERNA LABORATORIES INC.
                -------------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F               Form 40-F   X
                                 -----                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes                     No    X
                                 -----                   -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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                                  EXHIBIT INDEX



DOCUMENT DESCRIPTION                                                       PAGE

1. Press Release of December 17, 2003: AEterna updates Neovatat's clinical development plan




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                                     [LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

              AETERNA UPDATES NEOVATAT'S CLINICAL DEVELOPMENT PLAN


ALL AMOUNTS ARE IN CANADIAN DOLLARS

QUEBEC CITY, QUEBEC, DECEMBER 17, 2003 -- Gilles Gagnon, President and Chief Executive Officer at AEterna Laboratories Inc. (TSX: AEL; Nasdaq: AELA) today presented the Company's updated plan on the clinical development of Neovastat. This plan includes the continuation of the Phase III trial in non-small cell lung cancer sponsored by the U.S. National Cancer Institute (NCI) with which AEterna has just renewed the agreement for a period of two years. Also, for strategic considerations, AEterna ceases all activities related to renal cell carcinoma, resulting in a workforce reduction. These decisions are based upon management's evaluation of the recommendations of an international committee of six oncology experts, combined with an extensive analysis of the development plan for AEterna's 12-product portfolio, the competitive environment, as well as the time and investments that would be required to conduct an additional Phase III study in kidney cancer. These actions are part of the Company's strategy aimed at reaching profitability for AEterna.

"This strategic decision will allow us to focus Neovastat efforts in lung cancer only, even though, as reported by our committee of experts, our product has shown potential for a sub-group of patients in our Phase III kidney cancer trial," stated Mr. Gagnon.

Indeed, that trial did show an excellent safety profile and a more than 100% increase in median survival time for a specific sub-group of healthier patients (ECOG = 0) with a single metastatic site and clear-cell histology. Despite this fact, another Phase III trial in kidney cancer would be required either with patients having the same profile taking Neovastat in monotherapy or with another group using Neovastat as first-line treatment in combination with standard therapy. "Since this additional study would require major investments over a four-year period, a time-frame that would not allow us to meet our main investment criteria, we have decided not to pursue our activities in kidney cancer. However, the ongoing Phase III trial in lung cancer with Neovastat does meet our evaluation and clinical development criteria for an angiogenesis inhibitor and justifies pursuing this trial," explained Gilles Gagnon. To this effect, the Company announced the renewal of its agreement with the NCI for this double-blind, placebo-controlled trial in which Neovastat is administered as first-line treatment in combination with chemotherapy and radiotherapy. So far, approximately 300 patients out of the 760 needed for this trial have been enrolled.


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While pursuing the lung cancer trial, the Company is also looking into other business opportunities to enhance Neovastat's full commercial potential.

These strategic decisions call for a new organizational structure which will allow optimal use of our different expertise and synergies between all AEterna subsidiaries. This translates into the elimination of 63 jobs representing 20% of the workforce at AEterna and its subsidiaries, which now stands at 240 employees in Canada, the United States, Germany and France.

These job-cuts will be made at all levels including four vice presidents: Vice President, Legal Affairs and Corporate Secretary; Vice President Planning and External Affairs; Vice President, Technical Operations; and Vice President Clinical Affairs. Clinical activities will be assumed by the team supervised by Prof. Dr. Jurgen Engel, PhD, current Executive Vice President, Global R&D and Chief Operating Officer at AEterna. These measures will take effect as of today. "I would like to thank all the employees and collaborators affected by these measures for their hard work, devotion and loyalty during these past few years," stated Mr. Gagnon.

"Measures announced today, combined with our other corporate activities, are part of our goals to be cash flow positive in 2004 and to tend towards profitability, while maintaining R&D investments at a level of over $30 million during 2004. I am convinced that these measures, along with our solid financial position which includes $75 million in cash at September 30, 2003, will greatly contribute in pursuing AEterna's growth strategy based on maximizing the value of our 12-product portfolio and on acquisitions," concluded Mr. Gagnon.

ABOUT AETERNA LABORATORIES

AEterna Laboratories is a biopharmaceutical company with an extensive portfolio of marketed and development-stage products in oncology, endocrinology and infectious diseases. In oncology, Neovastat(R) is in a Phase III trial for non-small cell lung cancer. In endocrinology, Cetrotide(R) is sold in the U.S. and Europe to the IN VITRO fertilization market, and is in Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate (BPH). A further seven clinical programs are underway with various compounds.

AEterna owns 100% of the biopharmaceutical company, Zentaris GmbH, based in Frankfurt, Germany. Zentaris generated more than $30 million in revenues and was cash flow positive in 2002.

In addition, AEterna owns 62% of Atrium Biotechnologies Inc. which develops and markets active ingredients and speciality fine chemicals for the cosmetics, chemical, pharmaceutical and nutritional industries. It sells approximately 800 products to over 2,000 customers including Estee Lauder, L'Oreal, Clarins, Chanel, Aventis, SanofiSynthelabo and Nestle. In 2002, sales exceeded $100 million.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its Web site at www.aeterna.com. To find out more about the current Phase III trial in non-small cell lung cancer, call 888-349-3232.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements


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involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-
Contacts:

AETERNA LABORATORIES
MEDIA RELATIONS                                     INVESTOR RELATIONS
Paul Burroughs                                      Jacques Raymond
(418) 652-8525 ext. 406                             (418) 652-8525 ext. 360
paul.burroughs@aeterna.com                          jacques.raymond@aeterna.com

U.S. INVESTOR RELATIONS
Lippert/Heilshorn & Associates
Kim Golodetz
(212) 838-3777
kgolodetz@lhai.com
Bruce Voss
(310) 691-7100
bvoss@lhai.com



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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          AETERNA LABORATORIES INC.





Date:  DECEMBER 19, 2003                  By:  /s/ Claude Vadboncoeur
     -------------------                      ----------------------------------
                                               Claude Vadboncoeur
                                               Vice President, Legal Affairs and
                                               Corporate Secretary